Exhibit (a)(5)(G)

December 5, 2008
To Our Stockholders:

You are receiving these materials because Actuate Corporation (“Actuate” or the “Company”) announced that in response to investor feedback and due to the Company’s receipt of an unsolicited conditional proposal to purchase all of Actuate’s outstanding common stock for $3.50 per share, we have amended the prices at which we will purchase up to a maximum of $60 million worth of our common stock for cash in a previously announced tender offer. We are now offering to repurchase our shares at a price per share not less than $3.00 and not greater than $3.50. Previously, we were offering to repurchase our shares at a price per share not less than $2.20 and not greater than $2.60. In addition, we have amended the timeframes for the conditions of the offer, including the new baseline date for any declines in our stock price or in various stock indices. The Offer is now scheduled to expire at 12:00 midnight, New York City time, on December 18, 2008 (previously, the Offer was scheduled to expire on December 8, 2008), unless extended.

Actuate is still conducting the tender offer through a procedure commonly referred to as a “modified Dutch auction.” This procedure allows you to select the price within (and including) the new per share price range (not less than $3.00 and not greater than $3.50) at which you are willing to sell your shares to Actuate. Alternatively, this procedure allows you to sell all or a portion of your shares to Actuate at the purchase price to be determined by Actuate in accordance with the terms of the tender offer. Choosing the latter alternative could result in your receipt of a price per share as low as $3.00. All shares that Actuate purchases under the tender offer will be purchased at the same price. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer, including the odd lot, proration and conditional tender provisions.

In the tender offer, assuming specified conditions are met and based on the new per share price range, the Company will purchase up to 20,000,000 shares of Actuate common stock at a price range of $3.00 to $3.50 per share. The mid-point of this range represents a premium of approximately 14.44% from Actuate’s closing stock price the day before we announced the tender offer of $2.84 per share. The final purchase price within the range will still be determined pursuant to a modified Dutch Auction as described in the tender offer documents.

We explain the terms and conditions of the tender offer, as amended and supplemented, in detail in the enclosed Second Supplement to the Offer to Purchase and related Second Amended Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. If you want to tender your shares, we explain the necessary steps in detail in the enclosed materials.

•	If you have already tendered your shares, your current tender is no longer valid. If you wish to re-tender such shares in accordance with the amended and supplemented terms and conditions, including the new per share price range, you must submit a new tender of your shares in accordance with the instructions described in Section 3 of the Offer to Purchase as amended and supplemented, prior to the Expiration Date.

If you do not take any action regarding shares you have already tendered, your shares will not be accepted and will be returned to you.

The Board of Directors of Actuate has approved the tender offer with the foregoing amended and supplemented terms. However, none of Actuate, its Board of Directors, the dealer manager or the information agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you wish to tender your shares. Actuate’s directors and executive officers have advised Actuate that they do not intend to tender any shares in the tender offer.

The tender offer will expire at 12:00 midnight, New York City time, on December 18, 2008 (previously, the tender offer was scheduled to expire on December 8, 2008), unless Actuate extends the tender offer. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact D.F. King & Co., Inc., the Information Agent for the tender offer, at (800) 488-8095. You may request additional copies of the Offer to Purchase and other related documents from the Information Agent at the telephone numbers and addresses on the back cover of the Second Supplement to the Offer to Purchase.

Sincerely,

Peter I. Cittadini
President and Chief Executive Officer